Exhibit 99.(d)(26)

FIFTH AMENDMENT TO THE FEE WAIVER AGREEMENT
FOR CERTAIN TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

           AMENDMENT, dated February 1, 2008, to the Fee Waiver Agreement dated February 1, 2006 (the “Agreement”), as subsequently amended, by and between TIAA-CREF Institutional Mutual Funds (the “Trust”) and Teachers Advisors, Inc. (“Advisors”).

          WHEREAS, the Trust and Advisors wish to extend the term of the Agreement so that the current fee waivers for certain series of the Trust are in place through January 2009;

          NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Trust and Advisors hereby agree to amend the Agreement as follows:

3.	Section 1 of the Agreement shall be replaced in its entirety with the following:

Term of Agreement. This Agreement shall commence as of February 1, 2006, and shall continue in force until the close of business on January 31, 2009, with the following exceptions: (1) with respect to the Lifecycle 2045, 2050 and Retirement Income Funds, the Agreement shall continue in force until the close of business on April 30, 2009; and (2) with respect to Large-Cap Growth Fund and Growth & Income Fund, the Agreement shall continue in force until the close of business on April 30, 2008. The Agreement may be terminated earlier than the dates specified above upon written agreement by the parties hereto.

          IN WITNESS WHEREOF, the Trust and Advisors have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers on the day and year first written above.

TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

By:
Title:

TEACHERS ADVISORS, INC.

By:
Title: